Exhibit 99.2

**CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906
OF THE
SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report of the Kinder Morgan, Inc. Savings Plan (the "Plan") on Form 11-K for the year ended December 31, 2002, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned, in the capacity and on the date indicated below, hereby certifies pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

     (1) The Report fully complies with the requirements of Section 15(d) of the Securities Exchange Act of 1934; and

     (2) The information contained in the Report fairly presents, in all material respects, the net assets available for benefits and the changes in net assets available for benefits of the Plan.

Dated: June 27, 2003   /s/ C. Park Shaper
                                  C. Park Shaper
                                  Vice President, Treasurer and Chief Financial Officer